UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_______

Commission File Number 001-08052
__________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(K) PROFIT SHARING PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-680-4169
__________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

__________________________________________

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the year ended December 31, 2018 and the period from December 1, 2017 through December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 and the period from December 1, 2017 through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at the End of the Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, LLC

We have served as the Plan’s auditor since 2017.

Dallas, Texas
June 27, 2019

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value:
Mutual funds	$12,835,288	$13,872,179
Common collective trust	—	3,487,721
	12,835,288	17,359,900
Investments, at contract value:
Insurance company general account fund	3,266,202	21,941

Total investments	16,101,490	17,381,841

Notes receivable from participants	179,542	11,086
Employer contribution receivable	372,303	377,044
Total assets	16,653,335	17,769,971

Total liabilities	—	—

Net assets available for benefits	$16,653,335	$17,769,971

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

Statements of Changes in Net Assets Available for Benefits

	2018	2017
Investment income:
Dividends on investments	$551,265	$312,163
Interest income - notes receivable from participants	7,023	—
Total investment income	558,288	312,163

Net depreciation in fair value of investments	(1,000,454)	(159,369)

Contributions:
Participant contributions	729,132	38,664
Rollover contributions	13,161	—
Employer contributions	765,615	377,044
	1,507,908	415,708

Total additions	1,065,742	568,502

Deductions:
Benefits paid to participants	2,168,982	—
Administrative expenses	13,396	—
Total deductions	2,182,378	—

Net increase (decrease) in net assets	(1,116,636)	568,502

Net assets available for benefits:
Beginning of plan year	17,769,971	17,201,469
End of plan year	$16,653,335	$17,769,971

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan (the “Plan”) was adopted and began operations on January 1, 1965 by American Income Life Insurance Company (“American Income”).

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in mutual funds are recorded at the fair value of the underlying investments.

The Wells Fargo Stable Return Fund C (“Stable Return Fund”) is a collective trust established and maintained by Wells Fargo Bank, N.A. The Stable Return Fund indirectly invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee provided by a third party. Further information concerning the Stable Return Fund may be obtained from its audited financial statements. The Stable Return Fund seeks to provide a moderate level of stable income without principal volatility. The yield earned by the Stable Return Fund at December 31, 2017 was 2.36%. The yield earned by the Stable Return Fund with an adjustment to reflect the actual interest rate credited to participants in the Stable Return Fund at December 31, 2017 was 2.14%. The Plan was not invested in the Stable Return Fund at December 31, 2018.

The Plan offers an investment in a general account fund of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value is equal to contributions received plus interest credited, less payments, withdrawals, or transfers. The interest rate credited on the general account fund varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2018 and 2017 was 2.15%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The contract value of the Plan’s interest in the general account fund is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amount reported in the statement of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Administrative Expenses

Some of the administrative expenses of the Plan are paid by American Income and its affiliates. Quarterly maintenance and transactional fees are deducted from participants' accounts. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Through November 30, 2017, the Plan operated under an individually-designed plan document. American Income received a determination letter dated May 11, 2017 from the Internal Revenue Service (“IRS”) stating that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan’s tax counsel believe that the Plan is designed and was operated in compliance with the applicable requirements of the IRC.

In connection with the transfer of custodial and managerial responsibility for the Plan, effective December 1, 2017, American Income adopted the Great-West Trust Company Defined Contribution Prototype Plan and Trust - Basic Plan Document No. 11. The Internal Revenue Service has issued an opinion letter dated March 31, 2014 stating that the Plan is acceptable under Section 401(a) of the IRC for use by employers for the benefit of their employees. American Income is relying on the opinion letter (in accordance with Announcement 2011-49) that the Plan meets the qualification requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan began operations in 1965. For the period January 1, 2017 through November 30, 2017, Wells Fargo Bank, N.A. served as custodian and record keeper for the Plan’s assets. Effective December 1, 2017, Empower Retirement and Great West Trust Company was appointed custodian and record keeper for the Plan’s assets and assumed responsibility for the custody and management of the Plan’s assets and providing record keeping services.

Concurrent with the transfer of custodial and managerial responsibility to Empower Retirement, the Plan offered equity securities of Torchmark Corporation (“Torchmark”), the parent company of American Income, as an investment option for employee contributions for the first time since the Plan began operations. For purposes of reporting requirements under Section 15(d) of the Securities and Exchange Act, the Plan is being treated as a new plan coming into existence as of December 1, 2017, the date the investment option in equity securities of Torchmark was offered to participants of the Plan. Therefore, the accompanying financial statements and footnotes are presented for the year ended December 31, 2018 and for the period from December 1, 2017 to December 31, 2017.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with his date of hire. Upon entry, eligible employees can contribute up to 60% of their annual pre-tax compensation, subject to certain limitations, and can direct the investment in their participant accounts. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans.

Participating Employer Contributions

An employee is eligible for employer contributions on the one year anniversary of his date of hire. Entry dates into the Plan occur each January 1 and July 1. An eligible employee will enter the Plan on the entry date following the date on which the employee becomes eligible for participation.

The Company contributed a discretionary employer contribution of 6% of each eligible employee’s annual compensation for 2018 and 2017. This annual contribution may be adjusted at the option of the Board of Directors of American Income. Additionally, any unallocated forfeitures shall be added to the basic employer contribution and allocated in the same manner as the basic employer contribution. Excess contributions are returned to certain active participants to satisfy certain nondiscrimination provisions of the Plan and are reflected as a reduction in participants’ contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s discretionary contribution, allocation of forfeitures, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

NOTE B—DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Any actively employed participant may apply for a general purpose Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or (b) 50% of the participant’s vested account balance. For the period December 1, 2017 to August 31, 2018, participants were allowed to take only one loan per calendar year, with only one loan outstanding at a time. Effective September 1, 2018, the Plan's loan policy was amended such that a participant may take more than one loan per calendar year, but still may only have one loan outstanding at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the first business day of the month before the loan is originated plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2018 and 2017, the following companies were participating employers in the Plan:

•	American Income Life Insurance Company, “American Income”, (Waco, Texas)

All participating employers are either direct or indirect wholly-owned subsidiaries of Torchmark.

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant’s employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency, in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. If any portion of the after-tax employer account is withdrawn on account of a hardship, the participant may not make contributions to the Plan for six months following such withdrawal. Benefits are recorded when paid. Participants are charged

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

NOTE B—DESCRIPTION OF PLAN (Continued)

a variety of fees ranging from $25 to $85 for processing a loan, distributions, withdrawals, non-emergency in-service; age 59 ½; or hardship withdrawals. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, American Income has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are allocated to participants in the same manner as the employer contribution. The Plan had unallocated forfeitures of $881 and $602 at December 31, 2018 and 2017 respectively. The Plan allocated forfeitures of $16,360 and $6,677 to participant accounts for the periods ended December 31, 2018 and 2017 respectively.

NOTE C—FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

NOTE C—FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2018 and 2017.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common collective trust funds: Valued at the NAV of units of the common collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual funds	$12,835,288	$—	$—	$12,835,288
Total investments at fair value	$12,835,288	$—	$—	$12,835,288

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Mutual funds	$13,872,179	$—	$—	$13,872,179
Total assets in the fair value hierarchy	$13,872,179	$—	$—	$13,872,179
Common collective trust funds(a)	—	—	—	3,487,721
Total investments at fair value	$13,872,179	$—	$—	$17,359,900

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

NOTE D—RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Empower Retirement and Great West Trust Company, a party-in-interest to the Plan, for the year ended December 31, 2018 and for the period from December 1, 2017 to December 31, 2017. Purchases and sales are based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock are deposited in an interest-bearing short-term fund. These monies were deposited in the Federated Government Obligations Fund for the year ended December 31, 2018 and for the period from December 1, 2017 to December 31, 2017.

There were no purchases or sales of Torchmark common stock during the year ended December 31, 2018 or the period from December 1, 2017 through December 31, 2017. As such, there were no Plan assets invested in Torchmark common stock or the Federated Government Obligations Fund as of December 31, 2018 and 2017.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2018 and period from December 1, 2017 through December 31, 2017

NOTE E—REPORTABLE TRANSACTIONS

During the year ended December 31, 2018 and the period from December 1, 2017 to December 31, 2017, there were no reportable transactions, loans in default or uncollectible, investment assets acquired and disposed of within the Plan, or non-exempt transactions with parties-in-interest which would require supplemental presentation under United States Department of Labor regulations.

NOTE F - SUBSEQUENT EVENTS

Effective January 1, 2019 the Plan was amended to change the Plan's vesting from Hours of Service to Elapsed Time based upon employee's hire date and each anniversary. Also, effective January 1, 2019 the Plan was amended to remove the Top-paid group election with respect to the determination of Highly Compensated Employees for the purpose of completing annual nondiscrimination testing for the Plan.

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
December 31, 2018

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)
E.I.N. 74-1365936
Plan Number 001

Identity of Issuer	Description of Investment			Cost	Current Value

*Empower Retirement	Mutual Funds:
American Funds	28,480	shares	American Funds 2010 Trgt Date Retire R6	**	$291,346
American Funds	1,021	shares	American Funds 2015 Trgt Date Retire R6	**	11,018
American Funds	210,569	shares	American Funds 2020 Trgt Date Retire R6	**	2,469,972
American Funds	19,662	shares	American Funds 2025 Trgt Date Retire R6	**	245,187
American Funds	136,259	shares	American Funds 2030 Trgt Date Retire R6	**	1,799,977
American Funds	9,124	shares	American Funds 2035 Trgt Date Retire R6	**	122,449
American Funds	82,805	shares	American Funds 2040 Trgt Date Retire R6	**	1,132,772
American Funds	4,055	shares	American Funds 2045 Trgt Date Retire R6	**	56,365
American Funds	55,752	shares	American Funds 2050 Trgt Date Retire R6	**	758,787
American Funds	2,242	shares	American Funds 2055 Trgt Date Retire R6	**	38,223
American Funds	2,823	shares	American Funds 2060 Trgt Date Retire R6	**	31,875
American Funds	38,601	shares	American Funds Income Fund Of America R6	**	796,722
Baron Capital Group	4,338	shares	Baron Emerging Markets Institutional	**	54,091
Dimensional Fund Advisors	8,968	shares	DFA US Targeted Value I	**	177,828
Diamond Hill Funds	6,050	shares	Diamond Hill Large Cap Y	**	139,386
Ivy Funds	118	shares	Ivy International Core Equity N	**	1,818
Metropolitan West Funds	62,804	shares	Metropolitan West Total Return Bond Plan	**	614,226
Prudential Investments	7,164	shares	Prudential High Yield Z	**	36,752
T. Rowe Price	12,914	shares	T. Rowe Price Blue Chip Growth	**	1,240,127
T. Rowe Price	778	shares	T. Rowe Price Diversified Mid Cap Growth	**	21,116
T. Rowe Price	760	shares	T. Rowe Price QM US Small-Cap Gr Eq I	**	23,730
T. Rowe Price	496	shares	T. Rowe Price Science & Tech I	**	15,574
Franklin Templeton Investments	640	shares	Templeton Global Bond R6	**	7,202
Vanguard	6,464	shares	Vanguard 500 Index Admiral	**	1,496,116
Vanguard	20,686	shares	Vanguard Developed Markets Index Admiral	**	247,400
Vanguard	1,602	shares	Vanguard Emerging Mkts Stock Idx Adm	**	50,891
Vanguard	1,779	shares	Vanguard Mid Cap Index Adm	**	304,316
Vanguard	651	shares	Vanguard Selected Value Inv	**	14,642
Vanguard	1,832	shares	Vanguard Small Cap Index Adm	**	115,867
Vanguard	49,714	shares	Vanguard Total Bond Market Index Adm	**	519,513
					12,835,288

	Insurance Company General Account Funds:
*Great West Trust Company, LLC	Select Guarantee Fund			**	3,266,202
					16,101,490

	Notes Receivable from Participants:
*Participant Loans	Interest rates of 5.25% to 6.25%, maturing through October 2023			$—	179,542
					$16,281,032

*Indicates a party-in-interest to the Plan
**Cost is omitted when reporting investments that are participant directed

Index of Exhibits

99.1    Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2019 into Form S-8 of the American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan (Registration No. 333-225992) (incorporated by reference from Exhibit 23 to Form 10-K of Torchmark Corporation for the fiscal year ended December 31, 2018).

99.2    Consent of Lane Gorman Trubitt, LLC to the incorporation by reference of their independent registered public accounting firm report of June 27, 2019, into Form S-8 Registration Statement No. 333-225992.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AMERICAN INCOME LIFE INSURANCE COMPANY EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Thomas P. Kalmbach
Thomas P. Kalmbach, Member
Administrative Committee

By: /s/ David K. Carlson
David K. Carlson, Member
Administrative Committee

By: /s/ Debbie K. Gamble
Debbie K. Gamble, Member
Administrative Committee

By: /s/ J. Matthew Darden
J. Matthew Darden, Member
Administrative Committee

Date: June 27, 2019